SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Yelp Inc.
(Name of Issuer)

Class A Common Stock, par value $0.000001 per share
(Title of Class of Securities)

985817105
(CUSIP Number)

March 21, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985817105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Seminole Management Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 980,310 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 980,310 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,310 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (See Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 985817105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Paul C. Shiverick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 980,310 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 980,310 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,310 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 985817105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Michael G. Messner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 980,310 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 980,310 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 980,310 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 985817105	13G	Page 5 of 9 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Yelp Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 706 Mission Street, San Francisco, CA 94103.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Seminole Management Co., Inc., a New York corporation (“Investment Manager”), which serves as investment manager to Seminole Capital Partners, L.P., a New York limited partnership, Seminole Capital Partners II, L.P., a New York limited partnership, Seminole Offshore Fund, Ltd., a British Virgin Islands international business company, Seminole Opportunity Fund, LP, a Delaware limited partnership, Seminole Opportunity Fund, Ltd., a British Virgin Islands international business company, Seminole Dedicated Investor Fund Offshore, Ltd., a British Virgin Islands international business company, and IAM Mini-Fund 31 Limited, a Cayman Islands exempted company (collectively, the “Portfolios”), with respect to the shares of Class A Common Stock held by the Portfolios;

(ii)	Paul C. Shiverick (“Mr. Shiverick”), a principal of the Investment Manager, with respect to the shares of Class A Common Stock held by the Portfolios; and

(iii)	Michael G. Messner (“Mr. Messner”), a principal of the Investment Manager, with respect to the shares of Class A Common Stock held by the Portfolios.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 126 East 56th Street, New York, New York 10022.

Item 2(c).	CITIZENSHIP:

Investment Manager is a New York corporation organized under the laws of the State of New York. Mr. Shiverick and Mr. Messner are United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock").

CUSIP No. 985817105	13G	Page 6 of 9 Pages

Item 2(e).	CUSIP NUMBER:

985817105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The Company's Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on March 2, 2012, indicated that the total number of outstanding Class A Common Stock as of March 7, 2012 was 7,150,000. The percentage set forth in Row (11) of the cover page for each Reporting Person is based upon such total number of shares of Class A Common Stock outstanding.

CUSIP No. 985817105	13G	Page 7 of 9 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Investment Manager, in its capacity as the investment manager to the Portfolios, has the power to direct the investment activities of the Portfolios, including decisions with respect to the disposition of the proceeds from the sale of Class A Common Stock.  Mr. Shiverick and Mr. Messner are the principals of the Investment Manager and in that capacity, direct its operations.  The investors in the Portfolios have the right to participate in the dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Portfolios in accordance with their ownership interests in the Portfolios.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 985817105	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 11, 2012

SEMINOLE MANAGEMENT CO., INC.

By:	/s/ Paul C. Shiverick
	Name:	Paul C. Shiverick
	Title:	Principal

By:	/s/ Michael G. Messner
	Name:	Michael G. Messner
	Title:	Principal

/s/ Paul C. Shiverick
Paul C. Shiverick

/s/ Michael G. Messner
Michael G. Messner

CUSIP No. 985817105	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  April 11, 2012

SEMINOLE MANAGEMENT CO., INC.

By:	/s/ Paul C. Shiverick
	Name:	Paul C. Shiverick
	Title:	Principal

By:	/s/ Michael G. Messner
	Name:	Michael G. Messner
	Title:	Principal

/s/ Paul C. Shiverick
Paul C. Shiverick

/s/ Michael G. Messner
Michael G. Messner